Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 29, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Kim Browning

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) —
Response to Examiner Comments on Post-Effective
Amendment No. 142

Dear Ms. Browning:

This letter responds to your comments on Post-Effective No. 142 (“PEA No. 142”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”).  PEA No. 142 seeks to register shares of two new portfolios of the Registrant: the Robeco Boston Partners Global Equity Fund and the Robeco Boston Partners International Equity Fund (the “Funds”).

A.  Prospectus (applicable to each Prospectus)

1.                                       Comment:  In footnote 2 to each Expenses and Fees Table, please note that the fee waiver and expense reimbursement agreement may not be terminated prior to December 31, 2012 without Board approval.

Response: Registrant will revise each Prospectus as requested.

2.                                       Comment:  In footnote 2 to each Expenses and Fees Table, please note that if the Fund has any expenses which are excluded from the expense limitation, that the Fund’s net expenses will exceed the expense limitation by the amount of those excluded fees.

Response:  Registrant will revise each Prospectus as requested.

3.                                       Comment:  Please supplementally confirm that each Fund is not expected to incur any expenses excluded from the expense limitation during the Fund’s first fiscal year.

Response:  Registrant confirms that the Funds are not expected to incur any expenses excluded from the expense limitation during the Fund’s first fiscal year.

4.                                       Comment:  Please conform the language of the introduction to the expenses and fee table and of the table to Form N-1A.

Response:   Registrant will revise each Prospectus as requested.

5.                                       Comment:  Please confirm that the fee waiver and expense reimbursement agreement will be filed as an exhibit to the Registrant’s Registration Statement.

Response:  The form fee waiver and expense reimbursement agreement was filed with PEA No. 142.  The executed fee waiver and expense reimbursement agreement will be filed in a subsequent Post-Effective Amendment to the Registrant’s Registration Statement.

6.                                       Comment:  Please supplementally acknowledge that the Registrant is aware of its need to provide a registration statement that is not materially incomplete or inaccurate in any material respect prior to effectiveness.

Response:  Registrant confirms that it will file a post-effective amendment pursuant to paragraph (b) of Rule 485 prior to the effectiveness of PEA No. 142 to complete the disclosure.

7.                                       Comment:  In the Summary of Principal Investment Strategies for each Fund, it states that the Fund invests in “equity-related securities.”  Please define equity-related securities in this section.

Response:  Registrant will revise each Prospectus as requested.

8.                                       Comment:  In the Summary of Principal Investment Strategies for each Fund, it states that the Fund invests in companies “across the capitalization spectrum.”  Please rephrase in plain English.

Response:  Registrant will revise the Prospectus to indicate that the Funds may invest in companies of any capitalization size.

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9.                                       Comment:  Please revise each Prospectus to replace all open-ended terms, such as “including,” “all” and “such as,” with plain English explanations of the principal strategies of the Fund and the manner in which those strategies will be implemented, including the specific types of investments the Fund will make.

Response: Registrant will revise the disclosure so that it describes the principal strategies of the Fund and the manner in which the strategies will be implemented, including the types of investments the Fund will make, with adequate specificity.  Registrant will remove other open-ended terms to the extent deemed appropriate given the context of the relevant disclosure.

10.                                 Comment:  In the Summary of Principal Investment Strategies for each Fund, it states that the Fund may invest in depositary receipts.  Please state whether the Fund may invest in sponsored or unsponsored depositary receipts and add appropriate risk disclosure.

Response: Each Fund may invest in either sponsored or unsponsored depositary receipts.  Registrant will revise each Prospectus to include relevant strategy and risk disclosure.

11.                                 Comment:  In the Summary of Principal Investment Strategies for each Fund, real estate investment trusts (“REITs”) are included as a subset of investment companies.  Please remove REITs as a subset of investment companies and include separately.

Response: Registrant will revise each Prospectus as requested.

12.                                 Comment:  In the Summary of Principal Investment Strategies for each Fund, it states that the Fund may invest in equity participations.  Please define equity participations.

Response: Registrant will revise each Prospectus to define an equity participation as a type of loan that gives the lender a portion of equity ownership in a property, in addition to principal and interest payments.

13.                                 Comment:  In the Summary of Principal Investment Strategies for each Fund, it states that the Fund may invest in convertible securities.  Please describe under Summary of Principal Investment Strategies or under Additional Information About the Funds’ Principal Investments and Risks what convertible securities may be converted into.

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Response: Registrant will add the following disclosure to each Prospectus:  “A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula.”

14.                                 Comment:  In the Summary of Principal Investment Strategies for the Robeco Boston Partners Global Equity Fund, it states that the Fund “invests significantly (generally at least 40%.....) in non-U.S. companies.  Please modify “generally” to “ordinarily.”

Response: Registrant will revise each Prospectus as requested.

15.                                 Comment:  In the Summary of Principal Investment Strategies for each Fund, it states that the Fund “generally will be invested in issuers located in countries with developed securities markets, but may also invest in issuers located in emerging markets.”  Please modify “generally” to “principally.”

Response: Registrant will revise each Prospectus as requested.

16.                                 Comment:  In the Summary of Principal Investment Strategies for each Fund, it states that the Fund may invest in options.  Please state whether the Funds can invest in both put and call options and add appropriate risk disclosure.

Response: Each Fund may utilize both put and call options.  Registrant will revise the Summary of Principal Investment Strategies for each Fund in each Prospectus to include relevant strategy disclosure.  Risk disclosure on both put and call options is already included under the Summary of Principal Risks for each Fund.

17.                                 Comment:  In the Summary of Principal Investment Strategies for each Fund, it states that the Fund may invest in derivatives for hedging purposes and may enter into currency transactions for non-hedging purposes.  If a Fund may enter into other derivatives transactions for non-hedging purposes, please provide appropriate strategy and risk disclosure in the Summary Section.

Response: The Funds may invest in derivatives for non-hedging purposes.  Appropriate strategy and risk disclosure will be added to the Summary Section.

18.                                 Comment:  Securities Lending Risk is included in the Summary of Principal Risks for each Fund, but securities lending is not currently included in the Summary of

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Principal Investment Strategies.  If securities lending is a principal investment strategy of a Fund, please add to the Fund’s Summary of Principal Investment Strategies.

Response:  Registrant will revise each Summary of Principal Investment Strategies to include securities lending.

19.                                 Comment:  Disclose in the Summary of Principal Risks for each Fund that loss of money is a principal risk of investing in the Fund.

Response:  Disclosure that loss of money is a principal risk of investing in the Funds is included under the heading Market Risk in each summary section.

20.                                 Comment:  Portfolio Turnover Risk is included in the Summary of Principal Risks for each Fund, but the disclosure states that the annual portfolio turnover rate of each Fund is not expected to exceed 100%.  Please delete Portfolio Turnover Risk from each Summary of Principal Risks unless active and frequent trading is a principal strategy for a Fund.

Response:  Registrant will remove Portfolio Turnover Risk from each Summary of Principal Risks.

21.                                 Comment:  Please confirm that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.

Response:  Registrant will remove “Portfolio Turnover Risk” from the Summary of Principal Risks and add securities lending to the Summary of Principal Investment Strategies. With these changes, Registrant confirms that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.

22.                                 Comment:  Please review the requirements of Item 6 of Form N-1A and reduce the current disclosure under Purchase and Sale of Fund Shares contained in each summary section.

Response:  Registrant will revise each Prospectus as requested.

23.                                 Comment:  Holding Company Depository Receipts (HOLDRS) are currently included under Additional Information About the Funds’ Principal Investments and Risks.  However, the disclosure indicates that each Fund does not presently

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intend to invest more than 5% of its respective net assets in HOLDRS.  Please reconsider whether HOLDRS are principal investments of the Funds given this percentage limitation.

Response:  Investing in HOLDRS is not a principal investment strategy of the Funds, and HOLDRS will be removed from Additional Information About the Funds’ Principal Investments and Risks.

24.                                 Comment:  Participatory notes are currently included under Additional Information About the Funds’ Principal Investments and Risks, but are not included under Summary of Principal Investment Strategies.  Please add plain English disclosure regarding participatory notes to the Summary of Principal Investment Strategies for each Fund.

Response:  Registrant will add participatory notes to the Summary of Principal Investment Strategies.

25.                                 Comment:  Under Shareholder Information — Pricing of Fund Shares, please add information regarding who will fair value securities.

Response:  Registrant will add disclosure that the adviser will fair value securities in accordance with procedures adopted by the Registrant’s Board of Directors and under the Board of Directors’ ultimate supervision.

26.                                 Comment:  Under Shareholder Information — Pricing of Fund Shares, it states that investments in other open-end investment companies will be valued based on the net asset value of those investment companies.  Please add disclosure that REITs, exchange-traded funds (“ETFs”) and closed-end investment companies will be valued based on their market prices.

Response:  Registrant will revise the Prospectus as requested.

27.                                 Comment:  Under Shareholder Information — Purchases Through Intermediaries, clarify that purchase orders received in good order by intermediaries by 4 p.m. will receive the current day’s NAV.  The second paragraph under the “Purchase Through Intermediaries” section creates the impression that placing an order is a two-step process for investors.

Response: Registrant believes that the disclosure in this section, as currently drafted, does not give investors the misimpression that they must take additional actions, after submitting their order to the financial intermediary, to complete

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their order.  The second paragraph under “Shareholder Information — Purchases Through Intermediaries,” alerts shareholders to the fact that service organizations with which they place their order are responsible for transmitting such orders to the Fund in a timely manner.

28.                                 Comment:  Under Shareholder Information — Purchase of Fund Shares, please add additional disclosure regarding what is required for a purchase request to be in good order.

Response:  Registrant will revise each Prospectus as requested.

29.                                 Comment:  For the prior performance information presented in Appendixes A and B, please add disclosure that performance of all other accounts with substantially similar investment objectives, policies and strategies of the relevant Fund are included.

Response:  Registrant will revise each Prospectus as requested.

30.                                 Comment:  For the prior performance information presented in Appendix A, it states that some of the accounts have fees and expenses that are higher than those of the Fund and some of the accounts have fees and expenses that are lower than those of the Fund.  However, it also states that the performance has been adjusted to show the performance of the other accounts net of the Fund’s expected annual fund operating expenses.  As performance can only be adjusted for accounts that have lower expenses than the Fund, please present the composite performance information without adjusting for the Fund’s expected annual fund operating expenses.

Response:  All of the other accounts have fees and expenses that are higher than those of the Fund.  Registrant will revise each prospectus to indicate that all of the other accounts have fees and expenses that are higher than those of the Fund.

31.                                 Comment:  Under footnote 2 to the prior performance information presented in Appendixes A and B, it states that performance is calculated using a net asset value to net asset value methodology which incorporates all trades, prices, accruals and updated security records on a trade date basis.  Please supplementally explain the purpose of this disclosure.

Response:  This disclose is meant to explain that the performance was calculated based on daily net asset values.

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B.  Statement of Additional Information (“SAI”)

1.                                       Comment:  Please confirm that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

Response:  With the changes noted in the response to Prospectus Comment #21, Registrant confirms that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

2.                                       Comment:  Please clarify the disclosure to distinguish between principal and non-principal strategies and risks.

Response:  Registrant will revise the SAI as requested.

3.                                       Comment:  Please add a fundamental policy regarding the ability of a Fund to pledge assets and explain any relevant limits.

Response:  The Funds are not required to have a fundamental policy regarding pledging assets, and each Fund has a non-fundamental policy that it may not pledge, manage or hypothecate assets, except as permitted under the Investment Company Act of 1940, as amended (the “1940 Act”).  Registrant will add relevant disclosure to the SAI regarding the ability of the Funds to pledge, manage or hypothecate assets under the 1940 Act.

4.                                       Comment:  Please add a non-fundamental policy regarding the ability of a Fund to invest in illiquid securities.

Response:  Registrant will revise the SAI as requested.

5.                                       Comment:  Investment Limitation #1 states that asset coverage of at least 300% is required for all borrowings, except where a Fund has borrowed money for temporary purposes in amounts not exceeding 5% of its total assets.  Please add disclosure regarding the Funds’ responsibility should asset coverage fall below 300%.

Response:  Registrant will revise the SAI as requested.

6.                                       Comment:  Please state that a Fund will not purchase additional securities of the Fund’s borrowings exceed 5% of its net assets or add relevant leveraging disclosure.

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Response:  Under Investment Instruments and Policies — Borrowing, it states that investments will not be made when borrowings exceed 5% of a Fund’s total assets.

7.                                       Comment:  For Investment Limitation #1, mortgage dollar rolls are specifically carved out of the investment limitation on borrowing.  As financings are also carved out in general, it is odd to have this specific carve-out.  Please consider modifying the investment limitation.

Response:  Registrant will revised the investment limitation to remove the carve out for mortgage dollar rolls.

8.                                       Comment:  Please add relevant disclosure to the SAI regarding the ability of the Funds to issue senior securities pursuant to the rules, regulations and orders of the Securities and Exchange Commission.

Response:  Registrant will revise the SAI as requested.

9.                                       Comment:  Please specify the percentage limitations of loaning portfolio securities and describe voting rights for securities on loan.

Response:  Each Prospectus discloses that “The value of the securities loaned by a Fund will not exceed 33 1/3% of the value of the Fund’s total assets.”  Disclosure will be added to the SAI to state, “The Funds do not have the right to vote loaned securities. A Fund will attempt to call all loaned securities back to permit the exercise of voting rights, if time and jurisdictional restrictions permit. There is no guarantee that all loans can be recalled.”

10.                                 Comment:  Under Investment Limitations, it states that each Fund may not “(p)urchase any securities which would cause 25% or more of the value of a Fund’s total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that (a) there is no limitation with respect to (i) instruments issued or guaranteed by the United States, any state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions,….”  Please remove “any state, territory or possession of the United States” as these are considered separate industries.

Response:  Registrant will revise the SAI as requested.

11.                                 Comment:  Under Investment Limitations, it states that each Fund may not “(p)urchase any securities which would cause 25% or more of the value of a

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Fund’s total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that … (d) each Fund may invest up to 30% of its total assets in ETFs to the extent permitted by the 1940 Act and applicable SEC orders.”  Please remove clause (d).

Response:  Registrant will revise the SAI as requested.

*   *   *   *   *   *

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

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Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 29, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Kim Browning

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) —
Response to Examiner Comments on Post-Effective
Amendment No. 143

Dear Ms. Browning:

This letter responds to your comments on Post-Effective No. 143 (“PEA No. 143”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”).  PEA No. 143 was filed pursuant to paragraph (a)(1) of Rule 485 under the 1933 Act because of (i) a change in control of the Perimeter Small Cap Growth Fund’s investment adviser, Perimeter Capital Management and (ii) a modification to the S1 Fund’s fundamental investment limitation on the purchase and sale of commodities.

Perimeter Small Cap Growth Fund (for this section only, the “Fund”)

A.  Prospectus (applicable to each Prospectus)

1.             Comment:  In the footnote to each Expenses and Fees Table, please note that the fee waiver and expense reimbursement agreement may not be terminated prior to December 31, 2012 without Board approval.

Response: Registrant will revise each Prospectus as requested.

2.             Comment:  In the footnote to each Expenses and Fees Table, please note that if the Fund has any expenses which are excluded from the expense limitation, that the Fund’s net expenses will exceed the expense limitation by the amount of those excluded fees.

Response:  Registrant will revise each Prospectus as requested.

3.             Comment:  Please supplementally acknowledge that the Registrant is aware of its need to provide a registration statement that is not materially incomplete or inaccurate in any material respect prior to effectiveness.

Response:  Registrant confirms that it will file a post-effective amendment pursuant to paragraph (b) of Rule 485 prior to the effectiveness of the PEA No. 143 to complete the disclosure.

4.             Comment:  In the Summary Section of each Prospectus, please specifically name the types of equity securities in which the Fund may invest and add relevant related risk disclosure.

Response:  Registrant will revise each Prospectus as requested.

5.             Comment:  Please revise each Prospectus to replace all open-ended terms, such as “including,” “all” and “such as,” with plain English explanations of the principal strategies of the Fund and the manner in which those strategies will be implemented, including the specific types of investments the Fund will make.

Response: Registrant will revise the disclosure so that it describes the principal strategies of the Fund and the manner in which the strategies will be implemented, including the types of investments the Fund will make, with adequate specificity.  Registrant will remove other open-ended terms to the extent deemed appropriate given the context of the relevant disclosure.

6.             Comment:  In the Summary Section, it states that the Fund may invest in American Depositary Receipts.  Please state whether the Fund may invest in sponsored or unsponsored depositary receipts and add appropriate risk disclosure.

Response: The Fund may invest in either sponsored or unsponsored American Depositary Receipts.  Registrant will revise each Prospectus to include relevant strategy and risk disclosure.

7.             Comment:  In the Summary Section, it states that the Fund may invest in options.  Please state whether the Fund can invest in both put and call options and add appropriate risk disclosure.

Response: The Fund may utilize both put and call options.  Registrant will revise the Summary Section in each Prospectus to include relevant strategy and risk disclosure.

8.             Comment:  Please summarize the Fund’s use of derivatives in plain English in the Summary Section, including whether derivatives may be used for non-hedging purposes, and add appropriate risk disclosure.

Response: Registrant will revise the Summary Section in each Prospectus to include relevant strategy and risk disclosure.

9.             Comment:  Please summarize the adviser’s sell strategy.

Response: Registrant will revise each Prospectus as requested.

10.           Comment:  Please modify the title of the section “More Information About Risk” to “More Information About Principal Risks” or identify which risks are principal and which risks are non-principal.

Response: Registrant will revise each Prospectus as requested.

11.           Comment:  Securities Lending Risk is included in More Information About Risk, but securities lending is not currently included in the Summary Section.  If securities lending is a principal investment strategy of a Fund, please add to the Fund’s Summary Section.

Response:  Securities Lending Risk is not a principal risk of the Fund.

12.           Comment:  Foreign Securities Risk is included in More Information About Risk, but investments in foreign securities is not currently included in the Summary Section.  If investment in foreign securities is a principal investment strategy of a Fund, please add to the Fund’s Summary Section.

Response:  As disclosed in the Summary Section the Fund will invest in American Depositary Receipts as part of its principal investment strategies.  The Fund will not invest directly in foreign securities as part of its principal investment strategies.  The Foreign Securities Risk disclosure will be revised to reflect that only investment in American Depositary Receipts are part of the Fund’s principal investment strategies.

13.           Comment:  Under Shareholder Information — Pricing of Fund Shares, it describes how equity securities traded in the over-the-counter market are valued.  Please add disclosure to the Summary Section that the Fund may invest in equity securities traded over-the-counter.

Response:  Registrant will revise each Prospectus as requested.

14.           Comment:  Please confirm that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.

Response:  Registrant will add risk disclosure on portfolio turnover to the Summary Section. With this change and the changes discussed above, Registrant confirms that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.

15.           Comment:  Under Shareholder Information — Pricing of Fund Shares, please add information regarding who will fair value securities.

Response:  Registrant will add disclosure that the adviser will fair value securities in accordance with procedures adopted by the Registrant’s Board of Directors and under the Board of Directors’ ultimate supervision.

16.           Comment:  Under Shareholder Information — Pricing of Fund Shares, it states that investments in other open-end investment companies will be valued based on the net asset value of those investment companies.  Please add disclosure that exchange-traded funds (“ETFs”) and closed-end investment companies will be valued based on their market prices.

Response:  Registrant will revise the Prospectus as requested.

17.           Comment:  Under Shareholder Information — Purchases Through Intermediaries, clarify that purchase orders received in good order by intermediaries by 4 p.m. will receive the current day’s NAV.  The second paragraph under the “Purchase Through Intermediaries” section creates the impression that placing an order is a two-step process for investors.

Response: Registrant believes that the disclosure in this section, as currently drafted, does not give investors the misimpression that they must take additional actions, after submitting their order to the financial intermediary, to complete their order.  The second paragraph under “Shareholder Information — Purchases Through Intermediaries,” alerts shareholders to the fact that service organizations with which they place their order are responsible for transmitting such orders to the Fund in a timely manner.

18.           Comment:  Under Shareholder Information — Purchase of Fund Shares, please add additional disclosure regarding what is required for a purchase request to be in good order.

Response:  Registrant will revise each Prospectus as requested.

19.           Comment:  Under Shareholder Information — Market Timing, it states that a shareholder may receive notice that its purchase order or exchange has been rejected after the day the order is placed or after acceptance by a financial intermediary.  Please state when a shareholder will receive such notice.

Response:  Registrant will revise each Prospectus to note that it is currently expected that a shareholder would receive notice that its purchase order or exchange has been rejected within 48 hours after such purchase order or exchange has been received by the Company in good order.

B.  Statement of Additional Information (“SAI”)

1.             Comment:  Please confirm that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

Response:  Registrant confirms that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

2.             Comment:  Please clarify the disclosure to distinguish between principal and non-principal strategies and risks.

Response:  The investment policies and risks of the Fund are currently disclosed under the headings Principal Investment Policies and Risks and Non-Principal Investment Policies as applicable.

5.             Comment:  Investment Limitation #1 states that asset coverage of at least 300% is required for all borrowings, except where the Fund has borrowed money for temporary purposes in amounts not exceeding 5% of its total net assets.  Please add disclosure regarding the Fund’s responsibility should asset coverage fall below 300%.

Response:  Registrant will revise the SAI as requested.

6.             Comment:  Please state that the Fund will not purchase additional securities of the Fund’s borrowings exceed 5% of its net assets or add relevant leveraging disclosure.

Response:  Registrant will revise the SAI to include a statement that investments will not be made when borrowings exceed 5% of the Fund’s total assets.

7.             Comment:  Please describe voting rights for securities on loan.

Response:  Disclosure will be added to the SAI to state, “The Fund does not have the right to vote loaned securities. The Fund will attempt to call all loaned securities back to permit the exercise of voting rights, if time and jurisdictional restrictions permit. There is no guarantee that all loans can be recalled.”

S1 Fund (for this section only, the “Fund”)

A.  Prospectus (applicable to each Prospectus)

1.             Comment:  Please supplementally acknowledge that the Registrant is aware of its need to provide a registration statement that is not materially incomplete or inaccurate in any material respect prior to effectiveness.

Response:  Registrant confirms that it will file a post-effective amendment pursuant to paragraph (b) of Rule 485 prior to the effectiveness of the PEA No. 143 to complete the disclosure.

2.             Comment:  In the Summary of Principal Investment Strategies, it states that the Fund may invest in junk bonds.  Please state what the lowest rating is in which the Fund may invest, including whether the Fund may also invest in securities that are in default, and provide the percentage limitation for the amount the Fund may be invested in junk bonds.

Response:  Registrant will revise each Prospectus to indicate that the Fund may invest in securities of the lowest rating category, including securities that are in default, and that there is no limitation on the amount of its assets that may be invested in junk bonds.

3.             Comment:  In the Summary Section of each Prospectus, please specifically name the types of equity derivatives in which the Fund may invest and add relevant related risk disclosure.

Response:  Registrant will revise each Prospectus as requested.

4.             Comment:  Please revise each Prospectus to replace all open-ended terms, such as “including,” “all” and “such as,” with plain English explanations of the principal strategies of the Fund and the manner in which those strategies will be implemented, including the specific types of investments the Fund will make.

Response: Registrant will revise the disclosure so that it describes the principal strategies of the Fund and the manner in which the strategies will be implemented, including the types of investments the Fund will make, with adequate specificity.  Registrant will remove other open-ended terms to the extent deemed appropriate given the context of the relevant disclosure.

5.             Comment:  In the Summary of Principal Risks, please modify “If the Fund frequently trades its portfolio securities….”  to “The Fund frequent trades its portfolio securities…”

Response:  Registrant will revise each Prospectus as requested.

6.             Comment:  Please confirm that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.

Response:  Registrant confirms that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.

7.             Comment:  Under Shareholder Information — Pricing of Fund Shares, please add information regarding who will fair value securities.

Response:  Registrant will add disclosure that the adviser will fair value securities in accordance with procedures adopted by the Registrant’s Board of Directors and under the Board of Directors’ ultimate supervision.

8.             Comment:  Under Shareholder Information — Pricing of Fund Shares, it states that investments in other open-end investment companies will be valued based on the net asset value of those investment companies.  Please add disclosure that exchange-traded funds (“ETFs”) and closed-end investment companies will be valued based on their market prices.

Response:  Registrant will revise the Prospectus as requested.

9.             Comment:  Under Shareholder Information — Purchases Through Intermediaries, clarify that purchase orders received in good order by intermediaries by 4 p.m. will receive the current day’s NAV.  The second paragraph under the “Purchase Through Intermediaries” section creates the impression that placing an order is a two-step process for investors.

Response: Registrant believes that the disclosure in this section, as currently drafted, does not give investors the misimpression that they must take additional actions, after submitting their order to the financial intermediary, to complete their order.  The second paragraph under “Shareholder Information — Purchases Through Intermediaries,” alerts shareholders to the fact that service organizations with which they place their order are responsible for transmitting such orders to the Fund in a timely manner.

10.           Comment:  Under Shareholder Information — Purchase of Fund Shares, please add additional disclosure regarding what is required for a purchase request to be in good order.

Response:  Registrant will revise each Prospectus as requested.

11.           Comment:  Under Shareholder Information — Market Timing, it states that a shareholder may receive notice that its purchase order or exchange has been rejected after the day the order is placed or after acceptance by a financial intermediary.  Please state when a shareholder will receive such notice.

Response:  Registrant will revise each Prospectus to note that it is currently expected that a shareholder would receive notice that its purchase order or exchange has been rejected within 48 hours after such purchase order or exchange has been received by the Company in good order.

B.  Statement of Additional Information (“SAI”)

1.             Comment:  Please confirm that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

Response:  Registrant confirms that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

2.             Comment:  For Investment Limitation #1, mortgage dollar rolls are specifically carved out of the investment limitation on borrowing.  As financings are also carved out in general, it is odd to have this specific carve-out.    Please add clarification where mortgage dollar rolls are discussed under Non-Principal Investment Policies and Risks.

Response:  Registrant will add the following disclosure under Non-Principal Investment Policies and Risks — Mortgage Dollar Roll Transactions:

“For financial reporting and tax purposes, the Fund treats mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale.  The Fund does not currently intend to enter into mortgage dollar rolls for financing and does not treat them as borrowings.”

3.             Comment:  Please specify the percentage limitations of loaning portfolio securities and describe voting rights for securities on loan.

Response:  This information is currently provided under Principal Investment Policies and Risks — Securities Lending in the SAI.

4.             Comment:  Investment Limitation #1 states that asset coverage of at least 300% is required for all borrowings, except where the Fund has borrowed money for temporary purposes in amounts not exceeding 5% of its total net assets.  Please add disclosure regarding the Fund’s responsibility should asset coverage fall below 300%.

Response:  Registrant will revise the SAI as requested.

5.             Comment:  Please state that the Fund will not purchase additional securities of the Fund’s borrowings exceed 5% of its net assets or add relevant leveraging disclosure.

Response:  The Fund may invest when borrowings exceed 5% of the Fund’s total assets.  Leverage is a principal risk of the Fund, as disclosed in the Prospectus.

6.             Comment:  Under Investment Limitation #7, it states that the Fund may not “invest 25% or more of its total assets, taken at market value at the time of each investment, in the securities of one or more issuers conducting their principal business activities in the same industry, provided that (a) there is no limitation with respect to (i) instruments issued or guaranteed by the United States, any state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions,  Please remove “any state, territory or possession of the United States, the District of Columbia” as these are considered separate industries.

Response:  Registrant respectfully declines this comment.  As Investment Limitation #7 is fundamental, it cannot be changed without shareholder approval.

7.             Comment:  Under Investment Limitations, please add disclosure regarding any relevant limits on the ability of the Fund to pledge assets.

Response:  Registrant will add relevant disclosure to the SAI regarding the ability of the Fund to pledge, manage or hypothecate assets under the 1940 Act.

8.             Comment:  Under Investment Limitations, please add disclosure regarding any relevant limits on the ability of the Fund to purchase or sell commodities.

Response:  Registrant will add relevant disclosure to the SAI regarding the ability of the Fund to purchase or sell commodities under the 1940 Act.

*   *   *   *   *   *

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

THE RBB FUND, INC.

Bellevue Corporate Center

103 Bellevue Parkway

Wilmington, Delaware 19809

December 29, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”)/Post-Effective Amendments No. 142 and 143 to
the Registration Statement on Form N-1A (1933 Act Registration No. 33-20827) (1940
Act Registration No. 811-5518)

Ladies and Gentlemen:

Attached are memorandums responding to the staff’s comments on Post-Effective Amendments No. 142 and 143 to the Company’s Registration Statement on Form N-1A (the “Post-Effective Amendments”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendments.  The Company further acknowledges that staff comments or changes to disclosure in response to staff comments on the Post-Effective Amendments may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Post-Effective Amendments.  The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

The RBB Fund, Inc.

By	/s/ Salvatore Faia
Salvatore Faia
President